FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 23, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 23, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces the results of the Midrex FASTMELT® test on samples from the Company’s 100% owned iron san property in southern Peru.

Item 5.	Full Description of Material Change

The Issuer announces the results of the Midrex FASTMELT® test on samples from the Company’s 100% owned 250 km2 iron (magnetite) sand property.  The large property resides within the Marcona Iron and Copper Gold District and is located in the provinces of Ica and Arequipa and south of the city of Nazca in the desert coastal region of southern Peru.  The Company acquired the 25,000 hectare property via staking for a cost of US$ 77,000.

Midrex Technologies, Inc., a fully owned subsidiary of the Kobe Steel Group, is an international process engineering and technology company based in Charlotte, NC USA, and has been a leading innovator and technology supplier for the direct reduction of iron ore for more than 30 years.  Midrex is principally known for the MIDREX® Direct Reduction Process that converts iron ore into high-purity direct reduced iron (DRI) for use in steelmaking, ironmaking, and foundry applications. MIDREX® Plants currently produce over two-thirds of the world's DRI.  Midrex has also developed two additional proprietary processes, FASTMET® and FASTMELT®.  FASTMET® is used to convert iron oxide fines, such as those of interest here, with carbon as coal, charcoal or coke acting as a reductant to highly metallized DRI.  Utilizing the FASTMELT® Process, this hot DRI is fed to a specially-designed electric melter, for production of a high quality hot metal.

Two bulk samples from the property were provided: An initial 65 kg laboratory cleaned sample (twice dry magnetic separation) and a 100 kg rough sand sample (hand treated on site using large permanent magnets and containing significant amounts of silica).

The test program consisted of two phases – an initial FASTMET® test followed by FASTMELT® testing.  As part of the testing process various ratios of magnetite (from the property) and thermal coal (to act as a reductant) were mixed together in order to optimize the iron : carbon ratio and binding characteristics prior to briquetting and reduction.  Finally, the quality of pig iron produced via FASTMELT® was determined and the composition of the slag analyzed.

The Midrex process successfully produced a high quality low sulfur, low phosphorous and low titanium liquid iron and generated a desulfurizing titanium-rich fluid slag at melting temperatures of 1288°C.  Midrex has characterized these initial test results as “very encouraging”, concluding that a “liquid metal button containing ~ 94% iron, ~ 5% carbon and <0.05% sulphur can be produced with excellent separation of metal to slag.”

A summary of the FASTMELT® test results is as follows:

Iron (Fe):

94 - 95% Metallic iron

Carbon (C):

3.5 - 4.5%

Silicon (Si):

<0.3%

Titanium (Ti):

<0.1%

Vanadium (V):

<0.1%

Sulphur (S):

<0.1%

Phosphorus (P):

<0.1%

The ‘waste’ slag resulting from the Midrex process assayed up to 21.48 % TiO2 (titanium dioxide) by weight and 3.18% V2O5 (vanadium pentoxide) by weight.  The feasibility of recovering these by-products from the slag has not been examined at this stage.

Significantly, the 100 kg ‘untreated’ concentrate shipped directly from the Company’s project performed virtually as well as the magnetically upgraded 65 kg sample from SGS Lakefield Research Ltd.  This is important as it indicates that a minimal amount of mineral processing will be required to convert the magnetite bearing sand from the project into an easily transported pig iron product.

Typically, the FASTMELT® hot metal is cast into 15-25 kg pyramids or star shaped ingots that are easily transportable to Basic Oxygen Furnaces or Electric Arc Furnaces for further processing into steel.

Cardero is currently proceeding, in conjunction with a surface media sampling specialist, to design and implement a sampling program to test the Company’s Peruvian Iron Sands property in a timely and cost effective manner.  The first phase of sampling is scheduled to commence in early July, with results anticipated in September 2005 for a total estimated expenditure of US$ 115,000.  If successful, that is, if the presence of sufficient concentrations of magnetite is indicated, a drill campaign would then be carried out to sample the depth continuity of the iron bearing sands.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.  The work programs on the Peruvian Iron Sands project are supervised by Gary D. Belik, P. Geo., who is responsible for all geological aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

June 23, 2005